UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Oyster Point Pharma, Inc.

(Name of Subject Company)

Oyster Point Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69242L106 (CUSIP Number of Class of Securities)

Jeffrey Nau, Ph.D., M.M.S.

Chief Executive Officer

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 106

Princeton, New Jersey 08540

(510) 450-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Brandon Fenn

Divakar Gupta

Ian Nussbaum

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point” or the “Company”) with the Securities and Exchange Commission (the “SEC”) relating to the tender offer (the “Offer”) by Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”) and Viatris, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule 14D-9 filed by the Company with the SEC on December 1, 2022. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster Point (the “Merger Agreement”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding under a new section titled “Expiration of the Offering Period” before the heading “Cautionary Statements Regarding Forward-Looking Statements” on page 53 of the Schedule 14D-9, the following paragraphs:

Expiration of the Offering Period

At 12:00 midnight, Eastern Time, on December 31, 2022 (one minute following 11:59 p.m., Eastern Time, on December 30, 2022), the Offer and withdrawal rights expired, and the Offer was not extended in accordance with the terms of the Merger Agreement. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Purchaser that a total of 23,175,135 Shares (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) were validly tendered (and not withdrawn) pursuant to the Offer prior to the Expiration Date, representing approximately 85.3% of the outstanding Shares as of the Expiration Date.

As of the expiration of the Offer, the number of Shares validly tendered (and not validly withdrawn) pursuant to the Offer (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) satisfied the Minimum Condition and all other conditions to the consummation of the Offer have been satisfied or waived. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, on January 3, 2023, Purchaser accepted for payment all Shares that were validly tendered (and not validly withdrawn) pursuant to the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and Purchaser effected the closing of the Merger on January 3, 2023. Purchaser was merged with and into Oyster Point, without a vote of the stockholders of Oyster Point in accordance with Section 251(h) of the DGCL, with Oyster Point continuing as the surviving corporation of the Merger and as a wholly owned subsidiary of Viatris. Pursuant to the Merger Agreement, at the Effective Time, each then-issued and outstanding Share not previously purchased in the Offer (other than Shares outstanding immediately prior to the Effective Time that were held (a) by Oyster Point (including any Shares held in treasury) or by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or (b) by stockholders of Oyster Point who were entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) was converted into the right to receive the Offer Price, without interest thereon and subject to any applicable withholding taxes.

Following consummation of the Merger, the Shares were delisted and ceased to trade on The Nasdaq Global Select Market. Pursuant to the terms of the Merger Agreement, Viatris and the Oyster Point will take steps to cause the Shares to be deregistered under the Exchange Act promptly after the Effective Time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OYSTER POINT PHARMA, INC.

By:	/s/ Jeffrey Nau
Jeffrey Nau
President, Chief Executive Officer and Director

Dated: January 3, 2023